Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 33-40397 and 33-44776 on Form S-8 and Registration Statement No. 333-125113 on Form S-1 of our reports dated July 10, 2008, relating to the consolidated financial statements and financial statement schedule of Flow International Corporation and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment, as discussed in Note 1, and the restatement, as discussed in Note 20) and the effectiveness of Flow International Corporation and subsidiaries’ internal control over financial reporting appearing in this Annual Report on Form 10-K of Flow International Corporation and subsidiaries for the year ended April 30, 2008.
/s/ Deloitte & Touche LLP
Seattle, Washington
July 10, 2008